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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2003

                           NATIONAL CONSTRUCTION INC.
                           --------------------------
                              (Name of Registrant)

                     3000 Matte Blvd., Brossard, QC J4Y 2H5
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                         Form 20-F xxx Form 40-F
                                                   ---          ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.            Yes     No xxx
                    ---     ---

This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the registration statements (333-11204 and 333-12664) and to be a part of such prospectuses from the date of the filing hereof.

March 2003 Information
----------------------

1.   March information- March 14: "National Announces Resignation of Directors".
2. March information- March 19: "National Construction Announces Dispute on Major Contract and Resignation of Director".

                                    SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

               National Construction Inc. -- SEC File No. 0-27144
               --------------------------------------------------
                                  (Registrant)


Date: April 8, 2003                  By: /s/ Ian G. Weatherly
                                       ----------------------------------------
                                       Ian G. Wetherly, Chief Financial Officer
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National Announces Resignation of Directors


17:46 EST Friday, March 14, 2003


BROSSARD, QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") announces that Lee Richardson, Ralph Lean and William Packer have resigned from the Board of Directors of National Construction Inc. to pursue other interests.


About National Construction Inc.


National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.


National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.


This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.


FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, 450-444-2405 ext. 241, The TSX Venture Exchange and the NASD OTC Bulletin Board have, not reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.


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National Construction Announces Dispute on Major Contract and Resignation of
Director


19:09 EST Wednesday, March 19, 2003


BROSSARD, QUEBEC--National Construction Inc. (TSX Venture Exchange: NAT, OTCBB:
NATS) ("National" or the "Company") today announced it has disputed items on a major contract.


National had announced on December 12, 2002 that it had renegotiated the terms of a major contract that had $3 million in disputed items which had occurred in the first six months of fiscal 2002. The settlement was conditional upon National meeting specific deadlines for the completion of the project. National and the client cannot agree on the definition of when work is completed. The client has not advanced funds as National had projected and this has severely affected National's cash flow.


National also announces that Alain Lambert has resigned from the Board of Directors of National Construction Inc. to pursue other interests.


About National Construction Inc.


National Construction Inc. ("National") is a multi-trade industrial construction and maintenance contracting services company primarily servicing Eastern Canada. Established in 1941, National provides piping, mechanical installation, electrical and instrumentation services to industrial clients, mainly in the petrochemical and chemical, oil and natural gas, energy, pulp and paper, and mining and metallurgy sectors. National also provide maintenance services for operating facilities in the petrochemical industry.


National currently has three subsidiaries, National Construction Group Inc., Auprocon Limited and Entretien Industriel N-S Inc. all of which are wholly-owned.


This press release may contain forward-looking statements relating to National. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the Company's inability to meet the conditions required by and the continued listing requirements of the OTC Bulletin Board, delays in product development, undetected software errors and bugs, competitive pressures, technical difficulties, market acceptance, changes in customer requirements, and general economic conditions, and other risks and uncertainties as described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission and the Ontario Securities Commission.


FOR FURTHER INFORMATION PLEASE CONTACT: National Construction Inc., Ian G. Wetherly, Chief Financial Officer, 450-444-2405 ext. 241, The TSX Venture Exchange and the NASD OTC Bulletin Board have, not reviewed and do not accept responsibility for the, adequacy or accuracy of this press release.


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